DYNAMOTIVE ENERGY SYSTEMS CORPORATION

December 31, 2007 and 2006

Consolidated Financial Statements (in U.S. dollars)

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dynamotive Energy Systems Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Dynamotive Energy Systems Corporation as of December 31, 2007 and an audit of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited the consolidated statement of comprehensive loss for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dynamotive Energy System Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dynamotive Energy System Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting: The Company’s finance and accounting staff do not have sufficient technical accounting and financial reporting expertise as it relates to specific and complex areas within income tax and United States generally accepted accounting principles.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 11, 2008

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated April 11, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
April 11, 2008

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 (in U.S. dollars)

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	1,796,822	9,346,534
Receivables [note 4]	151,233	474,903
Government grants receivable [note 21]	828,795	1,087,910
Prepaid expenses and deposits	503,268	467,413
Total current assets	3,280,118	11,376,760
Property, plant and equipment [note 7]	53,754,874	26,362,390
Patents [note 8]	269,568	253,912
Long-term loan receivable [note 5]	346,666	—
Long-term investment [note 11]	286,410	100,000
Long-term deferred assets [note 12]	998,008	—
Other assets	—	100,637
	58,935,644	38,193,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 13]	6,268,664	6,438,287
Current portion of long-term debt [note 12]	35,900	—
Total current liabilities	6,304,564	6,438,287
Long-term debt [note 12]	299,167	—
Asset retirement obligation liability [note 23]	246,939	—
Deferred revenue [notes 6, 11, and 15]	920,000	620,000
Total liabilities	7,770,670	7,058,287
Commitments and contingencies [notes 1, 5, 17, and 21]
Non-controlling interest [note 9]	—	1,354,923
Shareholders’ Equity
Share capital [note 16(b)]	109,133,395	85,127,873
Shares to be issued [note 16(c)]	1,265,070	1,741,339
Contributed surplus	22,663,941	16,800,527
Accumulated other comprehensive income (note 3)	5,422,751	(789,471)
Deficit	(87,320,183)	(73,099,779)
Total shareholders’ equity	51,164,974	29,780,489
	58,935,644	38,193,699

See accompanying notes

On behalf of the Board:

“Richard Lin”	“Andrew Kingston”
Director	Director

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
For the Year Ended December 31 (in U.S. dollars)

	2007	2006	2005
	$	$	$

EXPENSES
Marketing and business development	1,601,723	1,768,063	1,199,959
Research and development [note 22]	2,040,003	4,247,784	2,804,432
General and administrative [notes 16(h) and 18(a)]	11,026,616	7,763,275	6,257,086
Amortization and depreciation	144,168	124,067	148,556
Interest expense [note 16(h)]	22,207	505,340	1,445,918
Foreign exchange gain	(418,868)	(88,888)	(33,677)
Loss from operations	(14,415,849)	(14,319,641)	(11,822,274)

OTHER INCOME AND EXPENSES
Interest and other income	207,099	493,610	5,614
Gain on asset disposals	—	—	19,773
Loss on settlement of accounts payable [note 16(h)]	(111,108)	(98,189)	—
Loss on sale of interest in subsidiary [note10]	—	(420,400)	—
Write-down of long-term assets [notes 7 and 8]	—	—	(200,457)
	95,991	(24,979)	(175,070)
Loss before non-controlling interest	(14,319,858)	(14,344,620)	(11,997,344)

Non-controlling interest [note 9]	99,454	92,238	—
Net loss for the year	(14,220,404)	(14,252,382)	(11,997,344)
Other comprehensive income
Foreign currency translation adjustment	6,212,222
Comprehensive loss	(8,008,182)

Weighted average number of common
shares outstanding [note 16[i]]	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share	(0.08)	(0.09)	(0.11)

See accompanying notes

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
As at December 31 (in U.S. dollars)

					Accumulated
		Shares		Cumulative	Other
	Share	To be	Contributed	Translation	Comprehensive
	Capital	Issued	Surplus	Adjustment	Income	Deficit	Total
	$	$	$	$	$	$	$
Balance, January 1, 2005	39,866,465	2,340,894	9,584,266	(654,374)	—	(46,850,053)	4,287,198
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	6,071,226	—	—	—	—	—	6,071,226
Pursuant to exercise of stock options	373,277	—	—	—	—	—	373,277
Pursuant to exercise of warrants	592,088	—	—	—	—	—	592,088
Issued for settlement of fees payable	1,836,047	—	—	—	—	—	1,836,047
Issued for services	929,199	—	—	—	—	—	929,199
Issued on conversion of convertible debentures	2,038,951	—	—	—	—	—	2,038,951
Issued on conversion of project advance	166,003	—	—	—	—	—	166,003
Shares to be redeemed and cancelled	(23,780)	—	—	—	—	—	(23,780)
Net change in shares to be issued	—	336,938	—	—	—	—	336,938
Fair value of warrants related to convertible
debentures	—	—	652,398	—	—	—	652,398
Stock-based compensation expense	—	—	2,810,494	—	—	—	2,810,494
Net loss	—	—	—	—	—	(11,997,344)	(11,997,344)
Foreign exchange adjustment	—	—	—	219,713	—	—	219,713
Balance, January 1, 2006	51,849,476	2,677,832	13,047,158	(434,661)	—	(58,847,397)	8,292,408
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	18,670,368	—	—	—	—	—	18,670,368
Pursuant to exercise of stock options	642,098	—	—	—	—	—	642,098
Pursuant to exercise of warrants	7,936,096	—	—	—	—	—	7,936,096
Issued for settlement of fees payable	3,036,562	—	—	—	—	—	3,036,562
Issued for services	2,514,585	—	—	—	—	—	2,514,585
Issued on conversion of convertible debentures	726,056	—	—	—	—	—	726,056
Cancellation of Escrow Shares	(247,368)	—	—	—	—	—	(247,368)
Net change in shares to be issued	—	(936,493)	—	—	—	—	(936,493)
Escrow shares cancelled/forfeited	—	—	247,368	—	—	—	247,368
Loss on sale of subsidiary	—	—	420,400	—	—	—	420,400
Stock-based compensation expense	—	—	3,085,601	—	—	—	3,085,601
Net loss	—	—	—	—	—	(14,252,382)	(14,252,382)
Foreign exchange adjustment	—	—	—	(354,810)	—	—	(354,810)
Balance, December 31, 2006	85,127,873	1,741,339	16,800,527	(789,471)	—	(73,099,779)	29,780,489
Change in accounting policy [note 3]	—	—	—	789,471	(789,471)	—	—
	85,127,873	1,741,339	16,800,527	—	(789,471)	(73,099,779)	29,780,489
Balance, January 1, 2007
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance
costs	11,557,657	—	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	—	(476,269)
Warrant compensation for private placement	—	—	2,744,520	—	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	—	3,118,894
Net loss	—	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	—	6,212,222	—	6,212,222
Balance, December 31, 2007	109,133,395	1,265,070	22,663,941	—	5,422,751	(87,320,183)	51,164,974

Dynamotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS
As at December 31 (in U.S. dollars)

	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(14,220,404)	(14,252,382)	(11,997,344)
Add items not involving cash:
Amortization and depreciation	144,168	124,067	148,556
Accretion expense	—	208,022	1,068,192
Non-controlling interest	(99,454)	(92,238)	—
Interest expense non-cash	—	14,408	67,970
Gain on asset disposals	—	—	(19,773)
Write-down of long-term assets	—	—	200,457
Loss on settlement of accounts payable	111,108	98,189	—
Loss on purchase/sale of interest in subsidiary	238,346	420,400	—
Stock based compensation [note 16(h)]	3,632,561	4,337,590	3,697,057
Foreign exchange gain	(418,868)	(88,888)	(33,677)
Net change in non-cash working capital balances
related to operations [note 20]	(197,227)	(171,912)	133,833
Cash used in operating activities	(10,809,770)	(9,402,744)	(6,734,729)

FINANCING ACTIVITIES
Contribution received from joint venture [note 9]	500,000	1,500,000	—
Proceeds from convertible debenture	—	—	1,825,000
Increase (decrease) in long-term debt	—	(899,184)	—
Repayment of loan	(23,933)	—	(42,331)
(Increase) decrease in government grant
receivables	419,351	(473,451)	(368,712)
Share capital issued	22,983,149	27,495,575	6,398,254
Shares to be issued	130,000	18,091	1,957,000
Cash provided by financing activities	24,008,567	27,641,031	9,769,211

INVESTING ACTIVITIES
Increase in other long term deferred assets	(500,000)	—	—
Increase in long term loan receivable	(346,666)	—	—
Increase in patent costs	—	(21,016)	(22,181)
Purchase of property, plant and equipment (net of
government grants received)	(20,172,180)	(10,496,423)	(1,580,195)
Decrease (increase) in restricted cash	—	177,596	(172,813)
Cash used in investing activities	(21,018,846)	(10,339,843)	(1,775,189)

Increase (decrease) in cash and cash
equivalents	(7,820,049)	7,898,444	1,259,293
Effects of foreign exchange rate changes on cash	270,337	19,622	32,204
Increase (decrease) in cash and cash
equivalents during year	(7,549,712)	7,918,066	1,291,497
Cash and cash equivalents, beginning of year	9,346,534	1,428,468	136,971
Cash and cash equivalents, end of year	1,796,822	9,346,534	1,428,468

Supplemental cash flow information [notes 16(b) and 20]
See accompanying notes

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

1. NATURE OF BUSINESS AND FUTURE OPERATIONS

Dynamotive Energy Systems Corporation (“the Company” or “Dynamotive”) was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2007, the Company has a working capital deficiency of $3,024,446 (2006 - working capital of $4,938,473), and has incurred a loss of $14,220,404 (2006 - $14,252,382; 2005 - $11,997,344) for the year ended December 31, 2007.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the Company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management is of the opinion that expected future financing along with expected sales will provide sufficient working capital to meet the Company’s liabilities and commitments as they become due.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 10). The Company maintains the remaining 80% ownership interest in DEL. The Company continues to consolidate DEL for each of the years presented.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada. In July 2007, the Company entered into a share exchange agreement with Pendana Limited BVI (“Pendana”), whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value of $1.02 per share were issued to Pendana in early August 2007. In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this translation are recorded in shareholders’ equity as an adjustment to accumulated other comprehensive income.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

[a] Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other byproducts, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract. Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products. Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element. Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured. When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.

Deferred revenue is comprised of amounts received prior to the satisfaction of the revenue recognition criteria described above and includes non-refundable amounts related to sales of master license and plant license agreements. Master license agreements grant the licensee the exclusive right and license to use and commercially exploit the Company’s BioOil technology including the rights to manufacture, market, distribute, and sub-license the technology for the production of BioOil within a specific territory. Plant license agreements grant a licensee the right to use and commercially exploit the Company’s BioOil technology for the development of one or more pyrolysis plant facilities.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government grants receivable are recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2007 and 2006, no investment tax credits have been recognized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. The Company has not capitalized any development costs for any of the year ends presented.

During the year ended December 31, 2007, the Company netted $13,911 (2006 - $154,560; 2005 - $nil) of product sales against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plants have reached commercial production levels.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value.

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company’s capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company’s capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

As at December 31, 2007, no amortization is recorded on projects under development as assets are not yet available for use.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Income taxes

The Company accounts for income taxes using the asset and liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised. Compensation for SA Rights to be settled in shares are accrued at their fair value at the date of grant but are not remeasured at each financial statement date.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the year ended December 31, 2007, potentially dilutive common shares (relating to shares to be issued, options and warrants outstanding, and convertible instrument agreements outstanding at year end) totaling 35,018,892 (2006 – 45,003,779, 2005 – 55,107,401) were not included in the computation of loss per share because their effect was anti-dilutive.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase. For the year ended December 31, 2007, the weighted average interest rate earned on cash equivalent balances was 4.83% (2006 – 4.77%) . As at December 31, 2007, the Company had $796,822 (2006 - $409,810) in cash, which includes $Nil (2006 – Cash balance $203,400) in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $1,000,000 (2006 - $6,650,000) in short-term US dollar money market deposits and $nil (2006 – $2,286,724) in Canadian dollar (converted to US dollars based on the year end foreign exchange rate) T-bill mutual funds.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2007, the Company estimated the fair value of the asset retirement obligations was $246,939 (2006 - $nil).

Long-term investment

The Company’s long-term investment is accounted for on a cost basis. The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

As a result of adopting this new standard, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

(b) Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. The adoption of these recommendations had no effect on the January 1, 2007 other comprehensive income or the deficit.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•  Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

(c) Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading in accordance with section 3855.57(a) .

(d) Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

(f) Recently Released Canadian Accounting Standards

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING POLICY (cont’d.)

ii.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

4. RECEIVABLES

	2007	2006
	$	$

Receivables from sales of BioOil	6,579	96,337
Government taxes recoverable	113,337	318,416
Sundry receivables [note 18(d)]	31,317	60,150
	151,233	474,903

5. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company will loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company concludes in its sole discretion that it will be unable to agree upon an equity conversion agreement with Biomass, 72% of the loan shall be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) will, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales of any products or services of Biomass or the Guarantor which use or incorporate Biomass’ or the Guarantor’s intellectual property until the amount is repaid with interest. The due date for repayment of the loan shall be on demand any time on or after March 7, 2008. No loan repayments have been made subsequent to the year ended December 31, 2007. The loan is secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. As of December 31, 2007, the Company has loaned $346,666 to Biomass. (see also note 26)

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

6. LONG-TERM ADVANCE

In April, 2006, the Company entered into a convertible loan agreement whereby it loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. In December, 2006, an additional $80,000 was loaned under the same terms The loan is unsecured and bears interest at 6% per annum. The principal and interest was originally due no later than July 15, 2006 however, the repayment was extended to May, 2007. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding and it is the Company’s intention to convert the loan. For the year ended December 31, 2007, the entire long-term advance of $330,000 (2006 - $330,000) remains outstanding and has been offset against amounts received from Rika Ltd. and recorded as deferred revenue (note 15).

7. PROPERTY, PLANT AND EQUIPMENT

	2007		2006
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	201,127	160,516	155,358	129,257
Computer equipment and software	670,109	560,859	552,498	426,057
Equipment	160,570	60,430	119,786	28,511
Projects under development:
West Lorne	22,150,711	—	13,271,968	—
Guelph	30,580,258	—	12,095,726	—
Deposits on equipment – 200tpd plant	661,199	—	669,667	—
Leasehold improvements	301,787	189,082	214,503	133,291
	54,725,761	970,887	27,079,506	717,116
Net book value	53,754,874		26,362,390

The Company is expanding and upgrading its 130 tonne per day (“TPD”) BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2007, the Company has also recorded $30,580,258 [2006 - $12,095,726] as plant and equipment representing construction costs on a 200 TPD plant at Guelph, Ontario. All of the construction payments were paid in cash or shares.

During 2006 the Company began construction of a 200 tpd Bio Oil production facility in Guelph, Ontario, Canada. The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant. Construction of the plant was completed in 2007 and it has entered commissioning. The plant will produce BioOil Plus, which is a mixture of BioOil and char. The Guelph plant is located on land that is currently subject to a title dispute. The outcome of the dispute is uncertain however it could have a material impact on the carrying value of the Guelph plant.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d.)

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant was reported, and product storage areas were not affected. Work continues to investigate the event and establish a schedule for repairs, which are expected to take approximately two months. While the total cost of the repairs cannot be precisely estimated at this time, it is expected that the majority of any costs will be covered by insurance. Production commitments will be met from the Guelph Plant in the interim period.

During 2007, government grants of $nil [2006 - $1,331,964] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to certain BioOil Power Generation testing equipment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

The deposits on equipment – 200tpd plant are payments made for equipment to be used in a future 200tpd plant.

8. PATENTS

	2007		2006
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Patents	484,609	215,041	410,530	156,618
Net book value	269,568		253,912

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. The annual amortization expense of these patents for the next five years is estimated to be approximately $25,000 per annum.

In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company determined that the net recoverable amount of these patents was below their carrying values.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

9. BIOMASS JOINT VENTURE

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into a joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities. The agreement expires on December 31, 2016.

Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights (“Rights”) associated with specific biomass development opportunities in Canada, South America, and Europe. In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received in 2007). In addition to the above, the Company has agreed to lend DBRC up to $1 million, with terms to be entered into at a later date. Pendana has also further agreed to provide a $20 million revolving line of credit to DBRC. Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland. Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2007, no funds (2006 - $nil) have been advanced by Pendana under this credit facility.

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in exchange for 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value, based on the market price for a period before and after the date of the share issuance, of $1.02 per share were issued to Pendana in early August 2007. The difference between the fair value and the carrying value of the net assets of DBRC was unchanged from the date of its inception (September 2006) through the date of acquisition of the 490,000 common shares of DBRC from Pendana. The excess of the consideration paid over the fair value of the net assets acquired has been adjusted to general and administrative expense.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

10. DYNAMOTIVE EUROPE LIMITED

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL. The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects. Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000. The warrants are exercisable at $1.26 and expire on August 2, 2008. In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants were to expire on April 24, 2007 and the remaining 2,000,000 warrants were to expire on February 28, 2007. The 3 million warrants had not been exercised and were cancelled on the expiry date (see note 16(f)). The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years. Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest. The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt. In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL had not yet obtained profitable operations. As a result of the sale of this 20% interest in DEL, the Company recorded a loss on sale of $420,400 in its operations for the year ended December 31, 2006. The Company continues to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest.

11. LONG TERM INVESTMENT

As at December 31, 2007, Dynamotive holds 3,874,139 (2006 – 2,658,994) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.02% (2006 – 6.6%) interest in the entity. For the year ended December 31, 2006 the entire $100,000 long-term investment in ROC (which was previously offset against deferred revenue) has been reclassified as a long-term investment.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

12. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the life of the wood supply contract.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period. The first payment was made in May 2007. As at December 31, 2007, the Company owed Erie $335,067.

Long-term debt repayment schedule:

	2007	2006
	$	$
2008 (Current)	35,900	—
2009	35,900	—
2010	35,900
2011	35,900	—
2012	35,900	—
Thereafter	155,567	—
	335,067	—

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	$	$

Trade accounts payable	2,582,981	3,141,341
Accrued compensation	349,957	239,287
Accrued liabilities [note 18(d)]	2,939,005	2,665,838
Bank of Scotland guarantee(i)	396,721	391,821
	6,268,664	6,438,287

(i)

In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with the Bank of Scotland (“the Bank”) for a maximum of $396,721 (2006 - $391,821) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2007, there has been no change in status regarding the settlement of the credit facility.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES

(a)

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government grant receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of debentures were converted into 2,727,941 common shares [note 16(b)] and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares [note 16(b)] and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at December 31, 2007, no debentures were outstanding.

The original proceeds of the debenture were allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt was being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 of the debt discount was accreted and $107,894 was expensed due to conversion of the remaining debentures.

15. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed. The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company.

Deferred revenue is net of $330,000 (2006 - $330,000) advanced to entities controlled by Rika Ltd. (note 6).

All the above receipts are non-refundable and have been recorded as deferred revenue.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2007 and 2006.

[b] Issued and outstanding common shares

	Issued
	#	$
Balance, December 31, 2004	93,129,798	39,866,465
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	17,303,998	6,071,226
Pursuant to exercise of stock options	1,239,139	373,277
Pursuant to exercise of warrants	1,873,084	592,088
Issued for settlement of fees payable (iii)	3,347,869	1,836,047
Issued for services (i)	1,656,643	929,199
Issued on conversion of convertible debentures [note 14]	4,364,013	2,038,951
Issued on conversion of project advance	342,287	166,003
Shares to be redeemed and cancelled (ii)	(44,956)	(23,780)
Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures [note 14]	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)
Balance, December 31, 2006	171,765,776	85,127,873
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	16,871,989	11,557,657
Pursuant to exercise of stock options	1,434,166	672,483
Pursuant to exercise of warrants	13,198,261	7,111,610
Issued for settlement of fees payable (iii)	1,553,840	1,565,152
Issued for services (i)	925,641	1,058,620
Issued on purchase of interest in subsidiary (note 9)	2,000,000	2,040,000
Balance, December 31, 2007	207,749,673	109,133,395

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards. For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares for services as described below:

	Issued
	#	$
For the year end December 31, 2005
Shares issued for services:
Consulting services	1,078,201	626,365
Share issuance costs	487,940	268,444
Employees, directors and officers	90,502	34,390
Total shares issued for services in 2005	1,656,643	929,199

For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

For the year end December 31, 2007
Shares issued for services:
Consulting services	397,317	430,083
Share issuance costs	495,047	591,876
Employees, directors and officers	33,277	36,661
Total shares issued for services in 2007	925,641	1,058,620

[ii]

At December 31, 2007, the Company had nil [2006 – nil; 2005 - 44,956] common shares to be redeemed. The redeemable shares had a fair value of $nil [2006 – nil; 2005 - $23,780] which were issued as a partial payment of outstanding invoices returned to the Company as a result of the final settlement with a vendor.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[iii]

During the year ended December 31, 2007, the Company completed private placements for gross proceeds of $13,291,580 [2006 - $21,072,712; 2005 - $7,138,730]. Share issuance costs related to these private placements totaled $1,733,923 [2006 - $2,402,344; 2005 - $1,033,113], of which $822,500 [2006 - $232,722; 2005 - $35,041] was paid in cash and $911,422 [2006 - $2,169,622; 2005 - $998,072] was paid in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.25% (2006 – 4.06%; 2005 – 3.58%); dividend yield of 0% (2006 – 0%; 2005 – 0%); volatility factors of 62.2% (2006 – 54.5%; 2005 – 61.5%); and weighted average expected life of 4.8 years (2006 – 2 years; 2005 – 2 years). Pursuant to the private placement agreements in 2007, 1,720,354 Series S warrants and 4,492,674 Series V warrants [2006 – 9,082,305 series S warrants; 2005 – 7,006,257 series S warrants] were issued in 2007 [note 16(e)].

In 2007, the Company also issued 1,553,840 [2006 – 2,394,907; 2005 – 3,347,869] fully vested shares for settlement of fees payable with a total fair value of $1,565,152 [2006 - $3,036,562; 2005 - 1,836,047]. These shares were valued based on the quoted market price on the date of the settlement agreement. This resulted in a loss on settlement of accounts payable of $111,108 [2006 - $98,189; 2005 - $nil]

[c] Shares to be issued

At December 31, 2007, the Company has 1,429,785 [2006 – 1,836,532] common shares to be issued which are comprised of:

[i]

450,506 [2006 – 966,023] common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements in 2007 with a fair value of $434,540 [2006 - $1,022,718].

[ii]	838,204 [2006 – 838,204] common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530 [2006 - $700,530].

[iii]

141,075 common shares relating to a private placement commenced during the year ended December 31, 2007 [2006 – nil] and nil [2006 – 32,305] common shares are related to exercise of warrants for gross proceeds of $nil [2006 - $18,091]. At December 31, 2007, the Company had received $130,000 [2006 - $nil] in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[d] Escrow agreement

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. During 1999, the Board approved an amendment to the escrow agreement’s release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions were that 1/3 of the common shares in escrow were to be released upon the Company achieving each of a capitalized stock value of $30 million, $50 million and $100 million.

During the year ended December 31, 2000, 450,666 of the common shares were released from escrow as the milestones were reached. In February, 2006 the Company’s market capitalization exceeded $100 million and as a result, the remaining 225,334 shares were released from escrow and were issued to the holders.

In March 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone (one share for each $0.17 of “cash flow” as defined in the agreement) expired without being reached. Accordingly, the Company has reduced common share capital by $247,368, based on the average per-share amount of the common shares at the date of cancellation, with a corresponding increase to contributed surplus.

As at December 31, 2007, nil [2006 - nil] common shares are held in escrow.

[e] Stock options

At December 31, 2007, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2007	Life	Price	2007	Price

$0.20 - $0.23	4,735,617	5.77 years	$0.21	4,735,617	$0.21
$0.33 - $0.48	7,703,500	5.91 years	$0.46	7,703,500	$0.46
$0.50 - $0.58	2,473,750	2.26 years	$0.52	2,393,750	$0.52
$1.00 - $1.35	3,404,000	2.59 years	$1.20	3,004,000	$1.21
$1.50 - $1.60	802,500	1.70 years	$1.59	802,500	$1.59
	19,119,367	4.63 years	$0.59	18,639,367	$0.57

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 31,162,451 [2006 - 25,764,866] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2007, 12,043,084 [2006 - 8,875,333] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common	Weighted Average
	Shares Issuable	Exercise Price
	#	$
Balance, December 31, 2004	11,939,723	0.38
Options issued	4,068,916	0.48
Options forfeited or expired	(856,250)	0.72
Options exercised	(1,239,139)	0.30
Balance, December 31, 2005	13,913,250	0.39
Options issued	4,665,999	0.82
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45
Balance, December 31, 2006	16,889,533	0.50
Options issued	5,034,000	0.96
Options forfeited or expired	(1,370,000)	1.04
Options exercised	(1,434,166)	0.47
Balance, December 31, 2007	19,119,367	0.59

During 2007, the Company extended the expiry date for eight months of 225,000 options issued to an employee from the original expiry date.

During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

The weighted-average fair value of options granted or revalued in 2007 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $1.16, $nil, and $0.89 respectively [2006 - $0.58, $0.54, and $0.78; 2005 - $0.58, $0.54, and $0.46] .

Compensation expense recognized for options granted or modified in 2007 or prior periods was $2,827,976 (2006 - $1,933,233; 2005 - $2,103,328). Included in the options granted in 2007, were 533,000 (2006 – 200,000; 2005 – nil) options to non-employees for services rendered recorded at a fair value of $190,948 (2006 – $nil; 2005 – $nil). The fair value of stock options issued in 2007 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.16% (2006 – 4.12%; 2005 – 3.7%); dividend yields of 0% (2006 – 0%; 2005 – 0%); volatility factors of the expected market price of the Company’s common stock of 58.7% (2006 – 60.5%; 2005 – 79.9%); and weighted average expected life of the option of 3.9 years (2006 – 3.8 years; 2005 – 6.5 years).

Expected volatilities are based on historical volatility of the Company’s stock using available data and other factors. The risk-free interest rate is based on Canadian Treasury Instruments. As the Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future, the expected dividend yield is zero. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected life of the options approximates the full term of the options.

[f] Common share purchase warrants

At December 31, 2007 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date

Series Q Warrants	374,195	$0.20	August 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	9,137,040	$0.50 to $2.06	January 12, 2008 to September 27, 2010
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 to June 21, 2009
Series V Warrants	4,941,942	$1.06	October 03, 2012

Total	15,899,525

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable
				via Warrants
		via Warrants	via Warrants	cancelled or
		Issued	exercised	expired	at
	at December	during the	during the	during the	December
Series	31, 2006	year	year	year	31, 2007	Exercise Price
Q Warrants	3,545,203	—	(3,108,266)	(62,742)	374,195	$0.20
R Warrants	2,500,000	—	(1,680,000)	(320,000)	500,000	$0.20
S Warrants	19,286,163	2,063,411	(8,409,995)	(3,802,539)	9,137,040	$0.50 to $2.06
U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
V Warrants	—	4,941,942	—	—	4,941,942	$1.06
	26,277,714	7,005,353	(13,198,261)	(4,185,281)	15,899,525

Of 15,899,525 outstanding warrants, 15,689,525 warrants are vested.

(1)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2007, 3,108,266 [2006 - 6,811,757] warrants were exercised at a weighted average price of $0.60 [2006 - $0.37] per share.

(2)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. As at December 31, 2007, 1,680,000 [2006 – nil] warrants were exercised as per the term of the warrant agreement at zero exercise price [2006 - $nil].

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

(3)

The Series S warrants were issued as part of a private placement for cash and services. Of the 2,063,411 [2006 – 9,532,275] warrants issued, 2,031,411 [2006 – 9,082,305] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed. In 2007, 8,409,995 [2006 – 5,906,032] warrants were exercised at a weighted average price of $0.63 [2006 - $0.57] per share.

(4)

In 2007, nil [2006 – 548,038] Series U warrants were issued as a part of a conversion of convertible debentures. These warrants vested immediately upon issue with a weighted average exercise price of $nil [2006 – $0.49].

(5)

The Series V warrants were issued during 2007 as part of a private placement for cash and services. Of the 4,941,942 [2006 – nil] warrants issued, 4,507,867 [2006 – nil] were issued in relation to private placements. The remainder of the warrants were issued for issuance costs. These warrants vested upon successful completion of the private placement and as services were performed.

Compensation expense recognized for warrants issued during 2007 was $ 298,935 [2006 –$1,152,368; 2005 – $707,166].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2007, 300,000 [December 2006 - 300,000] SA Rights were outstanding and 300,000 [December 2006 - 300,000] were vested. These 300,000 SA Rights, with an initial value of $0.40, expire on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

16. SHARE CAPITAL (cont’d.)

[h] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2007	2006	2005
	$	$	$
Balance sheet items
Property, plant and equipment	593,538	1,941,324	327,533
Share issue costs	911,422	2,169,622	996,876
Accounts payable	—	969,261	492,136
Other assets	—	100,637	—
	1,504,960	5,180,844	1,816,545
Income statement items
Marketing and business development	—	179,917	477,079
General and administrative	3,310,752	2,571,175	2,327,161
Loss on settlement of accounts payable	111,108	98,189	—
Research and development	321,809	1,586,498	892,817
Interest expense and other	—	14,408	67,970
	3,743,669	4,450,187	3,765,027

Total stock based compensation and
payment	5,248,629	9,631,031	5,581,572

[i] Basic and diluted loss per common share

	2007	2006	2005
	$	$	$
Numerator
Net loss	$(14,220,404)	$(14,252,382)	$(11,997,344)

Denominator
Weighted average number of common shares
outstanding	189,573,764	153,685,553	108,790,519
Escrowed shares	—	—	(781,334)
	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share	$(0.08)	$(0.09)	$(0.11)

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$

2008	387,000
2009	255,000
2010	56,000
2011	1,000
2012 and after	nil
699,000

Pursuant to employment agreements with certain officers of the Company, which expire between September 30, 2009 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers’ early termination. As at December 31, 2007, the compensation obligation payable over the next four years amounts to $9,001,918 (2006 - $8,179,294).

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 TPD plants (see note 7), the Company has outstanding construction commitments of approximately $2.3 million.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

18. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 16, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,931,783 for the year ended December 31, 2007 [2006 - $1,763,575; 2005 - $1,940,421] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $207,827 [2006 - $543,122; 2005 - $974,392] paid by stock based compensation [note 16(b)(i)].

[b]

Consulting fees and share issue costs of $nil for the year ended December 31, 2007 [2006 - $nil; 2005 - $87,395] have been paid to a shareholder of the Company. Included in the amount above, is $nil [2006 - $nil; 2005 - $1,113] paid by stock based compensation [note 16(b)(i)].

[c]

As at December 31, 2007, $nil [2006 - $nil; 2005 - $82,529] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d]	The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2007	2006
	$	$
Receivable
Due from directors and officers	7,215	5,925

Payable
Due to directors and officers, principally accrued bonuses payable	1,859,232	1,218,932

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2007, the Company has loss carryforwards of approximately $54,496,000 to apply against future taxable income in Canada ($49,000,000), the United Kingdom ($4,120,000) and the United States ($1,376,000) and $1,425,000 and $622,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment	Provincial Investment	Loss
	Tax Credits	Tax Credits	Carryforwards
	$	$	$

2007	136,000	—	—
2008	29,000	—	6,360,000
2009	58,000	9,000	4,690,000
2010	197,000	111,000	5,450,000
2011	232,000	129,000	—
2012	64,000	36,000	—
2013	68,000	38,000	5,140,000
2014	538,000	261,000	5,790,000
2016	103,000	38,000	10,620,000
2017	—	—	10,950,000
	1,425,000	622,000	49,000,000

In addition, the Company has scientific research and experimental development expenditures of approximately $7,500,000 [2006 - $5,892,000] that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2007 and December 31, 2006 are as follows:

	2007	2006
	$	$

Loss carryforwards	16,650,000	16,053,000
Research and development deductions and credits	3,500,000	3,160,000
Property, plant and equipment	1,200,000	1,492,000
Financing costs	830,000	896,000
Reserves	390,000	—
Total future tax assets	22,570,000	21,601,000
Valuation allowance	(22,570,000)	(21,601,000)
Net future tax assets	—	—

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

19. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont’d.)

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia residents corporations not eligible for the small business deduction as follows:

	2007	2006	2005
	$	$	$
Provision (benefit) at Canadian statutory rate	(5,050,000)	(5,150,000)	(4,090,000)
Permanent differences	190,000	60,000	80,000
Non-deductible stock option compensation	1,090,000	920,000	1,320,000
Effect of reduction in statutory rate	5,810,000	—	—
Increase (decrease) in valuation allowance	(2,040,000)	4,170,000	2,690,000
Future income tax recovery	—	—	—

The valuation allowance as at December 31, 2007 was reduced by $1,070,000 (2006 - $1,040,000; 2005 - $750,000) representing losses carried forward that expired during the period.

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2007 and 2006 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s future expected effective tax rate for the reversal of the tax benefit would be 26.3%, 34.18% and 34.12% in 2007, 2006 and 2005, respectively.

The Company’s future tax assets include approximately $830,000 [2006 - $896,000; 2005 - $480,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss. The valuation allowance as at December 31, 2007 was increased by $360,000 (2006 - $nil; 2005 - $nil) representing the tax effect of share issuance costs incurred in the period.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

20. SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
Net change in non-cash working capital	$	$	$

Receivables	367,891	(442,216)	153,693
Prepaid expenses and deposits	29,952	(237,452)	(49,305)
Accounts payable and accrued liabilities	(895,070)	(12,244)	29,445
Deferred revenue	300,000	520,000	—
	(197,227)	(171,912)	133,833

Interest paid
Short-term interest paid	—	174,257	131,971

For stock based non-cash investing and financing activities, see note 16(b).

21. GOVERNMENT ASSISTANCE

Government assistance claimed during the year ended December 31, 2007 in the amount of $nil [2006 - $1,559,085; 2005 - $1,664,640] has been recorded as a reduction of expenditures.

Government assistance applied to:	2007	2006	2005
	$	$	$

Property, plant and equipment and other	—	1,331,964	853,673
Research and development	—	227,121	782,423
Other expenses	—	—	28,544
Total	—	1,559,085	1,664,640

[a]	Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industrial Technologies Office (“ITO”) (formerly known as Industry Canada-Technology Partnerships Canada (“TPC”)) whereby the Company is entitled to receive a maximum of approximately $8.3 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $16.2 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2007, the Company has received $7.5 million (Cdn$7.4 million) under these agreements. In 2007, the Company received $419,352 [2006 - $640,852; 2005 - $1,007,318] from ITO. As at December 31, 2007, $828,795 [2006 - $1,087,910; 2005 - $627,582] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been recorded from the project, no repayment has been made and no amount accrued for ITO assistance as at year end.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

21. GOVERNMENT ASSISTANCE (cont’d.)

[b]	Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada (“SDTC”) whereby SDTC will contribute $5.1 million (Cdn$5 million) to the capital cost of the Company’s West Lorne 100 tonne per day BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of December 31, 2006, the Company received full payment from SDTC.

22. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2007	2006	2005
	$	$	$
Research & development expenditures	2,053,914	4,629,465	3,586,855
Less: government assistance	—	(227,121)	(782,423)
Less: Product sales - BioOil	(13,802)	(123,594)	—
Less: Product sales - Electricity	(109)	(30,966)	—
Total	2,040,003	4,247,784	2,804,432

23. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to December 31, 2007 to be $246,940 (2006 $nil), being $123,470 for West Lorne and $123,470 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years. As the asset retirement obligation was not estimated until December 2007, during the year ended December 31, 2007, the Company made no charge to operations (2006 - $nil) and will commence accretion of these obligations January 1, 2008.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

24. SEGMENTED INFORMATION

In 2007 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2007, 2006 and 2005 the Company recorded no revenue.

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:

[i]

Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii]

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees.

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted or modified after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and applied the disclosure provisions of Statement No. 123, “Accounting for Stock-based Compensation”, as amended.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

For years ending prior to December 31, 2006, if the exercise price of an employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Company measures compensation as the amount by which the quoted market value of the common shares of the Company’s stock covered by the grant exceeds the option price, compensation arising from changes in the market price is included in the measurement of loss.

[iii]

Under US GAAP, the conversion feature of the convertible debt issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized.

During the year ended December 31, 2005, as a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders’ equity. Additional interest expense of $165,306 was adjusted to the Consolidated Statement of Loss under US GAAP as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest. In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature (“BCF”) was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

During the year ended December 31, 2006, the Company settled the remaining convertible debentures as described in note 14. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture. The Company has determined there was no additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2006.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[iv]

Under Canadian GAAP, the Company can capitalize start-up or pre-operating costs until commercial production is established. Under US GAAP, any pre-operating costs or deferred expenses related to start-up operations are expensed as incurred. For the year ended December 31, 2006, this difference resulted in write-off of $100,637 under US GAAP. For the year ended December 31, 2007, under Canadian GAAP, the amount was recorded in Shareholders’ equity as a share issuance cost.

[v]

Under Canadian GAAP, the Company has included interest expense in loss from operations and loss on write-down of long-term assets as an other expense. Under US GAAP, interest expense should be recorded as an other expense and loss on writedown of long-term assets should be included in loss from operations.

[vi]

Under Canadian GAAP, the Company has included a long-term deferred asset on the Balance Sheet. As the recovery of the amount is not “probable” it must be expensed under US GAAP. For the purposes of accounting under Canadian GAAP, the Company has shown the net increase in long-term deferred assets as an investing activity in the Statement of Cash Flows. Under US GAAP the amounts are shown at their gross amounts as separate operating and financing activities in the Statement of Cash Flows.

[vii]	New Accounting Pronouncements

SFAS No. 155

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

FIN 48

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

FASB 141R

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008. Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

FASB 159

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

FASB 160

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”. This statement establishes accounting and reporting statndards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2007	2006	2005
	$	$	$

Loss for the year, Canadian GAAP	(14,220,404)	(14,252,382)	(11,997,344)
Adjustment for release of escrow shares (i)	—	(235,068)	—
Adjustment for stock based compensation (ii)	—	—	(934,131)
Adjustment to accretion of interest expense (iii)	—	(81,560)	(193,249)
Adjustment for other assets (iv)	—	(100,637)	—
Adjustment for long-term deferred asset (vi)	(998,008)	—	—
Loss for the year, US GAAP	(15,218,412)	(14,669,647)	(13,124,724)

Unrealized gain/(losses) on foreign currency
translation	6,212,222	(354,810)	219,713
Comprehensive loss for the year, US GAAP	(9,006,190)	(15,024,457)	(12,905,011)

Weighted average number of common shares
outstanding	189,573,764	153,685,553	108,009,185

Basic and diluted loss per common share, U.S.
GAAP	(0.08)	(0.10)	(0.12)

	2007	2006
	$	$
Total assets, Canadian GAAP	58,935,644	38,193,699
Adjustment for other assets (iv)	—	(100,637)
Adjustment for long-term deferred asset (vi)	(998,008)	—

Total assets, US GAAP	57,937,636	38,093,062

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

25. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

	2007	2006
	$	$
Total shareholders’ equity, Canadian GAAP	51,164,974	29,780,489
Adjustment for allocation of proceeds of convertible debt (iv)	—	(100,637)
Adjustment for long-term deferred asset (vi)	(998,008)	—

Total shareholders’ equity, US GAAP	50,166,966	29,679,852

	2007	2006	2005
	$	$	$

Cash flows used in operating activities per	(10,809,770)	(9,402,744)	(6,734,729)
Canadian GAAP
Adjustment for long-term deferred assets (vi)	(859,000)	—	—
Cash flows used in operating activities per US	(11,668,770)	(9,402,744)	(6,734,729)
GAAP
Cash flows used in financing activities per	24,008,567	27,641,031	9,769,211
Canadian GAAP
Adjustment for long-term deferred assets (vi)	359,000	—	—
Cash flows used in financing activities per US	24,367,567	27,641,031	9,769,211
GAAP
Cash flows used in investing activities per	(21,018,846)	(10,399,843)	(1,775,189)
Canadian GAAP
Adjustment for long-term deferred asset (vi)	500,000	—	—
Cash flows used in investing activities per US	(20,518,846)	(10,399,843)	(1,775,189)
GAAP

The non-controlling interest under accounting principles generally accepted in Canada is the same as the non-controlling interest under the accounting principles generally accepted in the United States.

Dynamotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007	(expressed in U.S. dollars)

26. SUBSEQUENT EVENTS

a)

Subsequent to the year end, during the period from January 1 to April 11, 2008, the Company issued 1,345,768 common shares for total proceeds of $874,750, relating to a private placement commencing during the first quarter of 2008. In addition during the period from January 1 to April 11, 2008, the Company received $64,500 on the exercise of 25,000 stock options and 75,000 warrants.

b)	During January, 2008 the Company advanced an additional $173,333 to Biomass Worldwide Ltd. under the terms of the loan agreement (see also note 5).

27. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.